SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                    _______________________

                          SCHEDULE 13G
                             Under
               The Securities Exchange Act of 1934
                       (Amendment No. 1)
                    _______________________

                GEORGIA CAROLINA BANCSHARES, INC.
________________________________________________________________
                         (Name of Issuer)


                           Common Stock
________________________________________________________________
                  (Title of Class of Securities)

                           373145-10-1
________________________________________________________________
                          (CUSIP Number)


                        December 31, 2000
________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________

CUSIP No. 373145-10-1
________________________________________________________________

1. Names of Reporting Persons. I.R.S. Identification Numbers of above persons (entities only).

                        Prime Group, Inc.

________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

               (a)  Not Applicable
               (b)  Not Applicable
________________________________________________________________

3.   SEC Use Only
________________________________________________________________

4.   Citizenship or Place of Organization

                         State of Georgia
________________________________________________________________

               5.   Sole Voting Power        55,058
Number of ______________________________________________________
Shares
Beneficially   6.   Shared Voting Power       4,000
Owned By  ______________________________________________________
Each
Reporting      7.   Sole Dispositive Power   55,058
Person    ______________________________________________________
With
               8.   Shared Dispositive Power  4,000
________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                              59,058
________________________________________________________________

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions).

                          Not Applicable
________________________________________________________________

11.  Percent of Class Represented by Amount in Row (11)

                               6.3%
________________________________________________________________

12.  Type of Reporting Person (See Instructions)

                                CO
________________________________________________________________

CUSIP No. 373145-10-1
________________________________________________________________

1. Names of Reporting Persons. I.R.S. Identification Numbers of above persons (entities only).

                         Victor J. Mills

________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)  Not Applicable
     (b)  Not Applicable
________________________________________________________________

3.   SEC Use Only
________________________________________________________________

4.   Citizenship or Place of Organization

                     United States of America
________________________________________________________________

               5.   Sole Voting Power             0
Number of ______________________________________________________
Shares
Beneficially   6.   Shared Voting Power      59,058
Owned By  ______________________________________________________
Each
Reporting      7.   Sole Dispositive Power        0
Person    ______________________________________________________
With
               8.   Shared Dispositive Power 59,058
________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                              59,058
________________________________________________________________

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions).

                          Not Applicable
________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)

                               6.3%
________________________________________________________________

12.  Type of Reporting Person (See Instructions)

                                IN
________________________________________________________________

CUSIP No. 373145-10-1
________________________________________________________________

1. Names of Reporting Persons. I.R.S. Identification Numbers of above persons (entities only).

                         Oliver W. Owens

________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See
   Instructions)

   (a)  Not Applicable
   (b)  Not Applicable
________________________________________________________________

3. SEC Use Only
________________________________________________________________

4. Citizenship or Place of Organization

                         State of Georgia
________________________________________________________________

               5.   Sole Voting Power             0
Number of ______________________________________________________
Shares
Beneficially   6.   Shared Voting Power      55,058
Owned By  ______________________________________________________
Each
Reporting      7.   Sole Dispositive Power        0
Person    ______________________________________________________
With
               8.   Shared Dispositive Power 55,058
________________________________________________________________

9. Aggregate Amount Beneficially Owned by Each Reporting Person

                              55,058
________________________________________________________________

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions).

                          Not Applicable
________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)

                               5.9%
________________________________________________________________

12.  Type of Reporting Person (See Instructions)

                                IN
________________________________________________________________

CUSIP No. 373145-10-1
________________________________________________________________

1. Names of Reporting Persons. I.R.S. Identification Numbers of above persons (entities only).

                   Mills Family Partners, L.P.

________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See
   Instructions)

   (a)  Not Applicable
   (b)  Not Applicable
________________________________________________________________

3. SEC Use Only
________________________________________________________________

4. Citizenship or Place of Organization

                         State of Georgia
________________________________________________________________

               5.   Sole Voting Power         4,000
Number of ______________________________________________________
Shares
Beneficially   6.   Shared Voting Power      55,058
Owned By  ______________________________________________________
Each
Reporting      7.   Sole Dispositive Power    4,000
Person    ______________________________________________________
With
               8.   Shared Dispositive Power 55,058
________________________________________________________________

9. Aggregate Amount Beneficially Owned by Each Reporting Person

                              59,058
________________________________________________________________

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions).

                          Not Applicable
________________________________________________________________

11.  Percent of Class Represented by Amount in Row (9)

                               6.3%
________________________________________________________________

12.  Type of Reporting Person (See Instructions)

                                IN
________________________________________________________________



Item 1(a).     Name of Issuer.

               Georgia-Carolina Bancshares, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               2805 Wrightsboro Road, Augusta, Georgia 30909.
Item 2(a).     Name of Persons Filing.

               Prime Group, Inc., a Georgia corporation; Victor
               J. Mills; Oliver W. Owens and Mills Family
               Partners, L.P., a Georgia limited partnership.

Item 2(b).     Address of Principal Business Office or, if none,
               Residence.

               Prime Group, Inc.:  Suite 400, 699 Broad Street,
                                   Augusta, Georgia  30901
               Victor J. Mills:    736 Jones Creek, Evans,
                                   Georgia  30809
               Oliver W. Owens:    3535 Pebble Beach Drive,
                                   Augusta, Georgia  30907
               Mills Family        736 Jones Creek, Evans,
                 Partners, L.P.:   Georgia  30809

Item 2(c).     Citizenship.

               Prime Group, Inc. is incorporated under the laws of the state of Georgia; Messrs. Mills and Owens are citizens of the United States of America; and Mills Family Partners, L.P. is organized under the laws of the state of Georgia.

Item 2(d).     Title of Class of Securities.

               Common stock, $.001 par value per share.

Item 2(e).     CUSIP Number.

               373145-10-1

Item 3.        If this statement is filed pursuant to Rules 13d-
               (b), or 13d-2(b), check whether the person filing is a:

               Not applicable.

Item 4(a).     Amount Beneficially Owned as of December 31, 2000.

               59,058 shares

Item 4(b).     Percent of Class.

               6.3%

Item 4(c).     Number of Shares as to which such person has:

        (i)    sole power to vote or to direct the vote:

               Prime          -    55,058
               Mills          -         0
               Owens          -         0
               Mills Family   -     4,000

        (ii)   shared power to vote or to direct the vote:

               Prime          -     4,000
               Mills          -    59,058
               Owens          -    55,058
               Mills Family   -    55,058

        (iii) sole power to dispose or to direct the disposition of:

               Prime          -    55,058
               Mills          -         0
               Owens          -         0
               Mills Family   -     4,000

        (iv) shared power to dispose or to direct the disposition of:

               Prime          -     4,000
               Mills          -    59,058
               Owens          -    55,058
               Mills Family   -    55,058

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More Than Five Percent on Behalf of
               Another Person.

               Victor J. Mills and Oliver W. Owens, in their capacity as the only shareholders of Prime Group, Inc., have the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by Prime Group, Inc., Victor J. Mills, as the general partner of Mills Family Partners, L.P. has the power to direct the receipt of dividends from, or the proceeds from the sale of the securities owned by Mills Family Partners, L.P.

Item 7.       Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the
              Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Prime Group, Inc.


February 12, 2001             By:  /s/ Victor J. Mills
Date                               Victor J. Mills,
                                     As Its President



February 12, 2001               /s/ Victor J. Mills
Date                               Victor J. Mills,



February 12, 2001               /s/ Oliver W. Owens
Date                               Oliver W. Owens


                              Mills Family Partners, L.P.


February 12, 2001             By:  /s/ Victor J. Mills
Date                               Victor J. Mills,
                                     As Its General Partner

                            EXHIBIT A

              AGREEMENT TO FILE SCHEDULE 13G JOINTLY


   Pursuant to the requirements of Rule 13d-1(k)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13G (or an amendment thereto) relating to shares of Georgia Carolina Bancshares, Inc., which Schedule 13G relates as to each of them to the same securities, they agree that only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

     Dated this 12th day of February, 2001.


                              Prime Group, Inc.


February 12, 2001             By:  /s/ Victor J. Mills
Date                               Victor J. Mills,
                                     As Its President



February 12, 2001               /s/ Victor J. Mills
Date                               Victor J. Mills,



February 12, 2001               /s/ Oliver W. Owens
Date                               Oliver W. Owens


                              Mills Family Partners, L.P.


February 12, 2001             By:  /s/ Victor J. Mills
Date                               Victor J. Mills,
                                     As Its General Partner